EXHIBIT 11

HILLS BANCORPORATION			Exhibit 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2009	2008	2007

Shares of common stock, beginning	4,440,545	4,490,107	4,503,738

Shares of common stock, ending	4,422,274	4,440,545	4,490,107

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	4,440,545	4,490,107	4,503,738
Weighted average number of net shares issued (redeemed)	(17,843)	(22,122)	(4,158)
Weighted average shares outstanding (basic)	4,422,702	4,467,985	4,499,580
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	12,812	15,202	19,495
Weighted average number of shares (diluted)	4,435,514	4,483,187	4,519,075

Net income (In Thousands)	$15,985	$14,140	$16,143

Earnings per share:
Basic	$3.61	$3.16	$3.59
Diluted	$3.60	$3.15	$3.57

Dividends per common share	$0.91	$0.91	$0.86